Exhibit 99.2

Kimber Resources Inc.

Management’s Discussion and Analysis

Report for the three and six month periods ended December 31, 2008

The following management’s discussion and analysis of Kimber’s financial position is for the three and six month periods ended December 31, 2008 and covers information up to the date of this report. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements and related “Notes to the Unaudited Interim Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated February 10, 2009.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold-silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. Kimber’s primary targets are economic deposits of gold and silver. Kimber’s policy currently allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property. In addition to drilling exploration targets for additional gold and silver resources, Kimber is advancing the Monterde deposit so that its full value can be realized. Kimber has two additional property interests in Mexico: Pericones and Setago.

Results of Operations

The net loss for the three month period ended December 31, 2008 was $628,006 or $0.01 per common share compared with $661,099 or $0.01 per share for the three months ended December 31, 2007.

During the three months ended December 31, 2008 Kimber incurred $886,050 on its mineral properties (as compared to $933,832 for the three months ended December 31, 2007); No costs were incurred for property acquisition payments and taxes and $886,050 was incurred for mineral property exploration expenditures. The exploration costs at Monterde were $763,691, compared to $933,832 for the period ended December 31, 2007, and $122,359 at Pericones compared to $37 for the period ended December 31, 2007. There were no drilling costs in either the current or comparable quarter. Assay costs during the three months ended December 31, 2008 were $34,494 compared to $472 for the comparable period ended December 31, 2007. Camp supplies costs were $33,300 compared to $36,899 for the comparable period ended December 31, 2007. Geological expenditures were $419,293 compared to $258,021 in the three months ended December 31, 2007. Geological costs increased because of the increased number of geologists working on the Monterde and Pericones projects.

Kimber recorded a stock based compensation expense of $57,233 during the period on stock options previously granted but which had not yet vested. No stock options were granted during the current period. This is a non-cash expense and does not affect Kimber’s operations. Without this non-cash expense, Kimber would have recorded a loss of $570,773 or $0.01 per share during the quarter.

Salary and benefits expenses decreased to $216,045 in the three months ended December 31, 2008 from $349,335 in the three months ended December 31, 2007 due to settlement payments in 2007 and a reduction in director’s fees.

Legal, audit and consulting fees increased to $183,057 for the quarter ended December 31, 2008 as compared to $116,906 for the comparable period ended December 31, 2007. The increase is attributable to an increase in fees payable for SOX compliance procedures, accounting advisory services and legal fees for the SEC approved shelf registration.

Investor relations and shareholder communications expenses decreased to $18,859 in the three months ended December 31, 2008 from $22,842 in the three months ended December 31, 2007 due to lower investor related publication costs.

Kimber recorded a loss from foreign exchange of $1,619 during the three months ended December 31, 2008 compared to a gain of $12,210 in the period ended December 31, 2007. The loss or gain comes from funds advanced to Mexico during the current and previous periods that have changed in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

Summary of Quarterly Results for periods ended March 31, 2007 to December 31, 2008

	Q2 Dec31/08	Q1 Sep30/08	Q4 Jun30/08	Q3 Mar31/08
Interest income	15,706	48,202	43,525	27,936
Total Loss	(628,006)	(504,363)	(778,293)	(658,884)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

	Q2 Dec31/07	Q1 Sep30/07	Q4 Jun30/07	Q3 Mar31/07
Interest income	43,653	58,079	66,890	85,841
Total Loss	(661,099)	(839,649)	(2,051,271)	(606,468)
Loss per share	(0.01)	(0.02)	(0.04)	(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow Kimber to undertake further development and exploration on its properties.

Income for Kimber is from interest and gains received on cash or short-term investments classified as cash and cash equivalents. Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than from interest received on cash balances.

Financial Condition

At December 31, 2008, Kimber had working capital of $5,892,111 (June 30, 2008 - $4,142,653). The change in working capital is the result of the financing in September 2008 which increased cash equivalents to $5,813,621 compared to $3,962,742 at June 30, 2008. During the three months ended December 31, 2008, Kimber did not issue any shares and no options were exercised.

Current liabilities were $338,188 at December 31, 2008 compared to $815,757 as at June 30, 2008. The decrease was due to lower Mexican accounts payable due to no drilling and reduced assay activity. Kimber has no long-term indebtedness or long-term obligations.

Cash Flows

Kimber generates cash inflow from selling its shares either through financings or the exercise of stock options and stock warrants. There is a liquidity risk that these warrants and options may not be exercised if the price of Kimber’s shares falls below the exercise price due to market conditions.

Amounts receivable decreased to $390,054 at December 31, 2008 from $914,474 at June 30, 2008, mainly attributable to recoveries for IVA tax receivable from the Government of Mexico. With lower expenditures on drilling and other exploration activities in Mexico the amount of IVA recoverable is decreased. Receivable for IVA is 15% of expenditures incurred in Mexico. As at December 31, 2008, five months (August to December inclusive) of IVA were receivable.

Prepaid expenses, which relate primarily to insurance policies and stock exchange filing fees, decreased to $26,624 as at December 31, 2008 from $81,194 at June 30, 2008 due to the amortization of these amounts during the six months ended December 31, 2008.

There were no property acquisition costs incurred for concession taxes on the Monterde, Setago or Pericones properties for the quarter ended December 31, 2008.

During the three months ended December 31, 2008 no options or warrants were exercised.

Financings

No financings were completed during the three months ended December 31, 2008.

On September 24, 2008 Kimber closed a private placement consisting of four million units at a price of $1.25 per unit for gross proceeds of $5 million. Each unit consisted of one common share plus one half non transferable common share purchase warrant. Each full share purchase warrant entitles the holder to purchase one common share at $1.80 for a two year period commencing September 24, 2008. Fees related to the placement totalled $363,529. These fees consisted primarily of finder’s fees of $332,500 being 7% on certain of the proceeds, as well as legal and regulatory costs.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones properties.

Kimber leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011.  Kimber is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2009 to 2011 totalling $226,534. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at January 31, 2009, Kimber had Canadian Government 30 to 60 day Treasury Bills totalling approximately $5.24 million, cash of $0.04 million, $0.39 million in amounts receivable and an estimated $0.32 million in accounts payable and accrued liabilities. No funds have been invested in asset backed commercial paper.

Based on the current cash resources, management believes that it has sufficient cash to complete planned expenditures to March 31, 2010. Management will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing prior to this date. Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. It covers 29,000 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 230 km of paved highway from Chihuahua City followed by 35 km of logging road from San Rafael, where access to railroad facilities and electrical power is also available.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver mineral resources, most of them in the Measured and Indicated categories. Details of these mineral resources are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, and displayed on Kimber’s website. The designated Qualified Persons responsible for each of the mineral resource statements are also stated in the Form 20-F Annual Report.

The principal deposit is the Carmen on which 595 holes have been drilled. Like many other gold-silver deposits in the Sierra Madre, it falls in the category of oxidized, low sulphidation, epithermal mineral deposits. There are two satellite deposits: the Veta Minitas which is 250 metres south-west of Carmen, and the Carotare, two kilometres to the west of Carmen.

P. H. Marius Maré, M.Sc., P.Geo., Vice President of Exploration is responsible for Quality Control and is the designated Qualified Person responsible for the technical disclosure in this MD&A.

Monterde –Carmen

During April 2008, a diamond drill rig capable of drilling in excess of 800 metres was mobilized to the Monterde property. A total of 18 holes were completed between April and July 2008 including two holes for grade comparison with previous reverse circulation drill holes. A total of 8,023 metres of core was drilled at Carmen between April and July 2008. The principal objective of the drilling was to test for the down dip continuity of mineralization at Carmen.

In a number of the holes drilled in the 2008 program at Carmen, high-grade gold-silver mineralization was intercepted on certain sections at considerably greater depths than in previous drilling. Full details of all significant drill results can be seen in the press releases issued between June and December 2008.

Aside from drilling during 2008, the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.  The analysis of the complete drill hole database, combined with modeling of the geology of the deposit at Carmen, will continue during 2009.

Monterde - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit on the Monterde property. The Veta Minitas area is underlain by felsic volcanic tuffs, breccias and intrusive rocks, with minor andesite flows; the same package of rocks hosting the Carmen deposit. The Veta Minitas mineralization occurs in shear zones within the felsic volcanic package, and is characterized by strong oxidation and silicification. The mineralization occurs in two main zones, known as Central and East.

To date 13,389 metres in 61 holes have been drilled on Veta Minitas. The two diamond drill holes drilled  at Veta Minitas in July 2008, for a total of 936 metres, were designed to drill test the Central mineralized zone at depth and then to continue down to the East zone, which has been tested in three previous holes. The East zone is a gold-enriched system (relative to the Central zone) that does not extend to surface. The results of the 2008 drilling, on top of those from 2006, suggest good vertical continuity of the two systems, with increasing gold to silver ratios to depth. A follow-up drill program is being planned to test the lateral continuity of the two systems at Veta Minitas.

A model of the geology and mineralization at Veta Minitas is being prepared.

Monterde – Carotare

There have been 85 holes using RC and diamond core drills, totalling 18,209 metres, drilled on Carotare to date.  The Carotare deposit occurs approximately 800 metres stratigraphically below El Carmen and is located in the tuff breccia which hosts a significant portion of the El Carmen deposit. Mineralization is characterized by high grade gold associated with base metal sulphide mineralization. A significant zone of high grade mineralization has been discovered on the central part of the grid and future drilling is likely warranted to extend this mineralization. A model of the geology and mineralization at Carotare is being completed to provide the basis for assessment and development of a work plan for Carotare.

Monterde – Arimo and Cerro la Mina

Two exploration targets, Arimo and Cerro la Mina, were evaluated by drilling in 2008 and returned no significant results.  No additional work is planned.

Pericones

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Previous work by Kimber returned significant silver grades and work in 2008 has returned very encouraging results. The 100% owned Pericones Property was originally 6,300 hectares in size. An additional concession was granted to Kimber in 2007 and the Pericones Property now comprises 11,890 hectares. The Pericones Property was acquired through staking and covers areas of sedimentary and volcanic rock.

There are four principal areas identified as exploration targets so far, Plaza de Gallos, Aguacate, Tejamanil and El Cirian. These four areas of alteration and old workings exhibit mineralization associated with veins and shears comprising mostly silver with some gold. A program of rock sampling, prospecting and alteration mapping was initiated in March 2008 and carried on continuously until October 2008.  The initial geological assessment is favourable and assay results from surface and adit sampling are encouraging with more work planned. Subject to the receipt of pending results, further geological analyses of Pericones and the receipt of all necessary permits and approvals a drill program at Pericones is being prepared.

Setago

The 100% owned Setago Property, which consists of 3 concessions totalling 10,068 hectares, lies approximately 24 kilometres to the west of Monterde. The Setago Property covers well-altered Tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide. Several prominent colour anomalies have been noted in recent visits to the property. Colour anomalies of the types noted at Setago are often associated with epithermal gold and silver deposits in Mexico.  A plan for a comprehensive program of geologic mapping, sampling and prospecting is currently under review.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date. At January 31, 2009 over 90% of Kimber’s funds were invested in Canadian Government 30 to 60 day Treasury bills, and the remaining cash with a Schedule 1 Canadian bank.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

Legal Proceedings

Kimber and its subsidiaries are not parties to any material legal proceedings and have no material contingent liabilities.

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. In December 2006, $89,401 was paid to the Mexican Court in respect of this matter. On January 22, 2009 a final settlement agreement approved by the Mexican Court was executed by the last of the claimants. A total amount of $77,011 was agreed to be paid out of the moneys held by the Mexican Court in full and complete settlement of all claims against Kimber and any related persons.

Changes in Accounting Policies

There were no changes to accounting policies adopted in the quarter ended December 31, 2008 except for the adoption of certain new accounting standards. Effective July 1, 2008, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

a) Capital Disclosures

Section 1535, Capital Disclosures, requires additional disclosures about Kimber’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding Kimber’s objectives, policies and processes for managing capital.

b) Financial Instruments – Disclosure and Presentation

Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation. These new sections require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which Kimber is exposed and how it manages those risks.

c) International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. Kimber is developing an IFRS conversion plan and anticipates there will be changes in accounting policies and these changes may materially impact Kimber’s financial statements but the impact has not been determined at this time.

Internal Controls Over Financial Reporting

Kimber’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision of the Chief Financial Officer, Kimber’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

There has been no change in Kimber’s internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber has disclosure controls and procedures in place to provide reasonable assurance that material information required to be disclosed by Kimber in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and is made known to the Chief Executive Officer and Chief Financial Officer and other officers. Kimber has concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

Kimber has one class of shares and at December 31, 2008 and at February 3, 2009 Kimber had 62,086,620 common shares issued and outstanding.

Kimber has a stock option plan and at December 31, 2008 there were 2,817,000 options outstanding. Of the 2,817,000 options granted to employees, directors and consultants 2,361,998 had vested.

On January 30, 2009 Kimber announced the grant of an additional 1,370,000 options to employees, directors and consultants. The total number of options outstanding as at February 3, 2009 was 4,112,000 being 6.6% of the common shares outstanding.

Kimber had 6,000,000 warrants outstanding as at December 31, 2008 and at January 31, 2009. 4,000,000 warrants were issued on March 11, 2008 and expire on March 11, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.25. 2,000,000 warrants were issued on September 24, 2008 and expire on September 24, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks are discussed below and also in the notes to the financial statements.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances.  Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.